SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 15, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	February 15, 2008

TAM Expands Partnership with
Company from Southern Brazil

Business agreement with NHT to expand as of February 18;
TAM will then serve 82 destinations in Brazil

São Paulo, February 15, 2008 – TAM Linhas Aereas and the regional company NHT are expanding their business agreement as of Monday, February 18. The expansion of the partnership will enable TAM to commercialize flights operated by NHT to three more destinations using the code JJ*: the cities of Erechim and Passo Fundo, in Rio Grande do Sul, and Criciuma, in Santa Catarina. These new destinations are added to the other cities in southern Brazil (Pelotas, Rio Grande, Santa Maria, Santa Rosa, Santo Angelo and Uruguaiana) that have been served by TAM since last September, when the agreement between the two companies first took effect.

With this agreement, the two companies are offering passengers more services and flight choices, stimulating traffic in the region. Passengers wishing to travel to the new destinations offered by TAM can fly to Porto Alegre (hub of Brazil's southern cities) or to Florianopolis (in the case of Criciuma) and make immediate connections with flights operated by NHT, purchasing just one ticket to cover all stages of the trip. In the same way, NHT passengers can make connections in Porto Alegre or Florianopolis to embark on TAM flights to any destination served by TAM in Brazil or abroad, buying one single ticket.

The partnership will enable passengers who fly one segment with one company followed by an immediate connection to a segment with the other partner and accumulate frequent flyer points in TAM's Programa Fidelidade. Customers with TAM's red frequent flyer card and the TAM Itau Personnalite credit card (Mastercard Platinum or Visa Platinum) also have access to TAM VIP lounges at Salgado Filho airport in Porto Alegre, and Hercilio Luz, in Florianopolis.

TAM currently has business agreements with the regional airlines Pantanal, Passaredo, Total and Trip. As of January 14, the daily flight on the Corumba -- Campo Grande route in Mato Grosso do Sul began to be operated by a partnership with Trip. With the expansion of the agreement with NHT, TAM will now be serving 82 destinations in Brazil, 45 of which with its own flights. In addition, the company is strengthening its presence in Rio Grande do Sul and Santa Catarina.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM Linhas Aereas (www.tam.com.br) has been domestic market leader for more than four years, and closed the month of January 2008 with a 48.6% market share. The company flies to 45 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 82 different destinations nationwide. TAM’s market share among Brazilian companies operating international airlines was 67% in January. Operations abroad include direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur, it also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), among other South American cities. It has code-share agreements with international companies, allowing for the sharing of seats on flights with international companies, enabling passengers to travel to 62 other destinations in the USA, South America and Europe. A pioneer in Brazil’s airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 4.5 million members and has issued more than 5.2 million tickets redeemed with frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.